August 12, 2019

Lynda Chervil
Chief Executive Officer
Internet Sciences Inc.
275 Madison Avenue, 6th Floor
New York, NY 10016

       Re: Internet Sciences Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted July 29, 2019
           CIK No. 0001720286

Dear Ms. Chervil:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A Submitted July 29, 2019

Cover Page of Prospectus, page 3

1. Refer to your response to comment 1. Pursuant to Item 501(b)(3) of Regulation S-K, disclose on the cover page the aggregate net proceeds that you will receive in this offering assuming all of the shares are sold at the offering price.
Prospectus Summary, page 5

2. Refer to your response to comment 3. Provide support in the prospectus for the statement that you will inherit an expansive network infrastructure operating at c10% capacity, and disclose what you mean by c10% capacity. Also clarify what clients you will be
 Lynda Chervil
FirstName LastNameLynda Chervil
Internet Sciences Inc.
Comapany NameInternet Sciences Inc.
August 12, 2019
August 12, 2019 Page 2
Page 2
FirstName LastName
         migrating from legacy technology to the acquisition targets' more efficient technology, and how you are determining the efficiency of technology for the target. Also, to the extent it is possible you will not complete the anticipated acquisitions, discuss the risks associated with relying on the above expectations.
Description of Business, page 19

3. Refer to your response to comment 6. Clarify in the prospectus your organizational structure as it relates to Trine Digital Broadcasting Ltd. We also note that Trine Digital
         Broadcasting Ltd, was incorporated in the United Kingdom on July 3, 2017 as a Variable
         Interest Entity. Briefly disclose what a Variable Interest Entity is, the reason for adopting the structure, and highlight the most material risks.
4. Refer to your response to comment 7. We note that through planned acquisitions in the
         United Kingdom you expect to reach a broad base of existing clients across Continental
         Europe. Disclose any planned acquisitions in detail, including the material events or steps involved, the associated costs and timelines, how you intend to fund such acquisitions, and the inherent risks and uncertainties. To the extent you do not have current plans to make acquisitions, remove the references to planned acquisitions.
5. Refer to your response to comment 8. Remove references to blockchain technology here and on page 22, given that you will not offer related services. Description of Business
Revenue Streams, page 21

6. Refer to your response to comment 9. Please revise your disclosure to comply with S-K
         Item 10(b). Alternatively, please revise to remove this disclosure. Certain Relationships and Related Transactions and Director Independence, page 27

7. Refer to your response to comment 10. Describe here all related party transactions, including all promissory notes or loans advanced from related parties, which qualify for disclosure under Item 404(d) of Regulation S-K. In addition, identify the related party and the amounts involved. We note your disclosure on page 24 about related party loans and shareholder contributions in fiscal years 2017 and 2018.
Changes In And Disagreements With Accountant On Accounting and Financial Disclosure, page
27

8. We note from your response to our prior comment 11 that Salberg & Company refused to provide the letter addressed to the SEC stating whether they agree with your statements under Item 304 of Regulation S-K. Please revise your disclosure in this section to indicate that your predecessor auditor has refused to provide this letter. Lynda Chervil
Internet Sciences Inc.
August 12, 2019
Page 3
Index to the Financial Statement, page F-13

9. We note that you provided unaudited financial statements and related notes for the fiscal year ended December 31, 2016. As you are only required to provide 2 years of audited financial statements, please revise to remove these unaudited financial statements or alternatively please revise to clearly label the 2016 financial statements as unaudited..
        You may contact Aamira Chaudhry at 202-551-3389 or Claire Erlanger at 202-551-
3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-
3217 with any other questions.



FirstName LastNameLynda Chervil                               Sincerely,
Comapany NameInternet Sciences Inc.
                                                              Division of
Corporation Finance
August 12, 2019 Page 3                                        Office of
Transportation and Leisure
FirstName LastName